STEALTHGAS INC.
331 Kifissias Avenue
Erithrea 14561
Athens, Greece

July 23, 2010

Dear Stockholder:

You are cordially invited to attend the 2010 Annual Meeting of Stockholders of StealthGas Inc., which will be held on Monday, August 23, 2010 at 11:00 a.m. Greek local time at the Company’s principal executive offices at 331 Kifissias Avenue, Erithrea 14561 in Athens, Greece.

The following Notice of Annual Meeting of Stockholders and Proxy Statement describe the items to be considered by the stockholders at such meeting and contain certain information about our company and its officers and directors.

Please sign and return the enclosed proxy card as soon as possible in the envelope provided so that your shares can be voted at the meeting in accordance with your instructions. Even if you plan to attend the meeting, we urge you to sign and promptly return the enclosed proxy card. You can revoke the proxy at any time prior to voting, or vote your shares personally if you attend the meeting. We look forward to seeing you.

Sincerely,

Michael G. Jolliffe
Chairman of the Board of Directors

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE
ANNUAL STOCKHOLDERS MEETING TO BE HELD ON AUGUST 23, 2010

The Notice of Annual Meeting of Stockholders, Proxy Statement, proxy card and the Company’s 2009 Annual Report to Stockholders are available at www.stealthgas.com under the heading “Investor Relations-SEC Filings” or at http://www.stealthgas.com/investitor-relations/sec.html?Itemid=110.

YOUR VOTE IS IMPORTANT.

IN ORDER TO ENSURE YOUR REPRESENTATION AT THE 2010 ANNUAL MEETING AND THAT A QUORUM WILL BE PRESENT, WE URGE YOU TO COMPLETE, SIGN, DATE AND RETURN YOUR PROXY CARD AS SOON AS POSSIBLE. A PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED. THE RETURN OF THIS PROXY CARD WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON, SHOULD YOU DECIDE TO ATTEND THE 2010 ANNUAL MEETING.

STEALTHGAS INC.
331 Kifissias Avenue
Erithrea 14561
Athens, Greece

NOTICE OF 2010 ANNUAL MEETING OF STOCKHOLDERS

To Be Held On Monday, August 23, 2010

NOTICE IS HEREBY GIVEN that the 2010 Annual Meeting of Stockholders of StealthGas Inc., a corporation incorporated in the Republic of the Marshall Islands, will be held at 11:00 a.m. Greek local time, Monday, August 23, 2010, at the Company’s principal executive offices at 331 Kifissias Avenue, Erithrea 14561 in Athens, Greece for the following purposes:

1.	to elect one director to hold office until the annual meeting of stockholders in 2013 and such director’s successor has been duly elected and qualified;

2.	to ratify the appointment of our independent auditors; and

3.	to transact such other business as may properly come before the 2010 Annual Meeting and any adjournments or postponements thereof.

During the 2010 Annual Meeting, management also will discuss our financial results for the year ended December 31, 2009. Copies of our audited consolidated financial statements are contained in our 2009 Annual Report to Stockholders, which is being sent to stockholders together with the accompanying proxy statement. Our 2009 Annual Report to Stockholders is also available on our website at www.stealthgas.com under the heading “Investor Relations-SEC Filings” or at http://www.stealthgas.com/investitor-relations/sec.html?Itemid=110.

Only holders of record of shares of our common stock, par value $0.01 per share, at the close of business on July 9, 2010 will be entitled to receive notice of, and to vote at, the 2010 Annual Meeting and at any adjournments or postponements thereof.

You are cordially invited to attend the 2010 Annual Meeting. Whether or not you expect to attend the 2010 Annual Meeting in person, please fill out, sign, date and return at your earliest convenience, in the envelope provided, the enclosed proxy card, which is being solicited on behalf of our Board of Directors. The proxy card shows the form in which your shares of common stock are registered. Your signature must be in the same form. The return of the proxy card does not affect your right to vote in person, should you decide to attend the 2010 Annual Meeting. We look forward to seeing you.

By Order of the Board of Directors

Andrew J. Simmons
Secretary
Athens, Greece
July 23, 2010

STEALTHGAS INC.
331 Kifissias Avenue
Erithrea 14561
Athens, Greece

PROXY STATEMENT FOR THE 2010 ANNUAL MEETING OF STOCKHOLDERS

To be held on Monday, August 23, 2010

This Proxy Statement is furnished in connection with the solicitation of proxies by and on behalf of the Board of Directors of StealthGas Inc., a corporation incorporated in the Republic of the Marshall Islands, for use at the 2010 Annual Meeting of Stockholders of the Company to be held at 11:00 a.m. Greek local time, Monday, August 23, 2010, at the Company’s principal executive offices at 331 Kifissias Avenue, Erithrea 14561 in Athens, Greece and at any adjournments or postponements thereof. This Proxy Statement and the accompanying materials are first being sent to our stockholders on or about July 23, 2010.

VOTING OF PROXY, REVOCATION

A proxy in the accompanying form that is properly executed, returned and not subsequently revoked will be voted in accordance with instructions contained therein. If no instructions are given with respect to the matters to be acted upon, proxies will be voted as follows: (i) for the election of the nominee for director described herein, (ii) for the ratification of the appointment of our independent auditors and (iii) otherwise in accordance with the best judgment of the person or persons voting the proxy on any other matter properly brought before the 2010 Annual Meeting or any adjournments or postponements thereof. Any stockholder who signs and returns the proxy may revoke it at any time before it is exercised by (i) delivering written notice to our Secretary of its revocation, (ii) executing and delivering to our Secretary a later dated proxy, or (iii) appearing in person at the 2010 Annual Meeting and expressing a desire to vote his, her or its shares in person. You may not revoke a proxy merely by attending the 2010 Annual Meeting. To revoke a proxy, you must take one of the actions described above.

EXPENSES OF SOLICITATION

The expenses of the preparation of proxy materials and the solicitation of proxies for the 2010 Annual Meeting will be borne by us. In addition to solicitation by mail, proxies may be solicited in person, by telephone, telecopy, electronically or other means, or by our directors, officers and regular employees who will not receive additional compensation for such solicitations. D.F. King & Co., Inc. has been engaged by us to assist in the solicitation of proxies for a fee of $9,500 plus their costs and expenses. Although there is no formal agreement to do so, we will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in forwarding the proxy soliciting materials to the beneficial owners of our common stock.

VOTING SECURITIES

Holders of our common stock as of the close of business on July 9, 2010 will be entitled to notice of, and to vote at, the 2010 Annual Meeting or any adjournments or postponements thereof. On that date there were 21,104,214 shares of our common stock outstanding, the holders of which are entitled to one vote for each share registered in their names with respect to each matter to be voted on at the 2010 Annual Meeting. The presence in person or by proxy (regardless of whether the proxy has authority to vote on all matters), of stockholders of record holding at least a majority of the shares issued and outstanding and entitled to vote at the 2010 Annual Meeting will constitute a quorum at the 2010 Annual Meeting.

Assuming that a quorum is present at the 2010 Annual Meeting, directors will be elected by a plurality of votes cast. There is no provision for cumulative voting. Approval of other items at the 2010 Annual Meeting will require the affirmative vote of a majority of the votes cast. Abstentions and broker non-votes will not affect the election of directors or the outcome of the vote on other proposals.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of July 9, 2010 held by:

•	each person or entity that we know beneficially owns 5% or more of our outstanding shares of common stock;

•	each of our officers and directors; and

•	all our officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (“SEC”). In general, a person who has or shares voting power and/or dispositive power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of July 9, 2010 are considered as beneficially owned by the person holding such options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership for each stockholder is based on 21,104,214 shares of common stock outstanding as of July 9, 2010. Information for certain holders is based on their latest filings with the SEC or information delivered to us.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Principal Stockholders
Flawless Management Inc.(1)	4,000,000	19.0%
331 Kifissias Avenue
Erithrea 14561 Athens, Greece

The Bessemer Group, Incorporated(2)	2,194,200	10.4%
100 Woodbridge Center Drive
Woodbridge, New Jersey 07095-0980

Castor Investment Company(3)	2,000,000	9.5%
Trust Company Complex
Ajeltake Road, Ajeltake Island
Marshall Islands MH 96960

Zesiger Capital Group LLC(4)	1,919,250	9.1%
320 Park Avenue, 30th Floor
New York, New York 10022

Royce & Associates, LLC(5)	1,137,339	5.4%
745 Park Avenue
New York, New York 10021

Executive Officers and Directors
Harry N. Vafias(6)	4,200,000	19.9 (1)
Andrew J. Simmons	—	—
Michael G. Jolliffe(7)	12,000	*
Lambros Babilis(8)	9,396	*
Markos Drakos(9)	8,000	*
Thanassis J. Martinos(10)	403,333	1.9%

All executive officers and directors as a group (5 persons)	4,229,396	20.1%

*	Less than 1%.

(1)	According to Amendment No. 2 to a Schedule 13G filed with the SEC on June 27, 2009 jointly filed by Flawless Management Inc. and Harry N. Vafias, Flawless Management Inc. beneficially owns 4,000,0000 shares of common stock and has sole voting power and sole dispositive power with respect to all such shares. Harry N. Vafias, our Chief Executive Officer, President and Director, is the sole stockholder of Flawless Management Inc.

(2)	According to a Schedule 13G filed with the SEC on February 16, 2010, The Bessemer Group, Incorporated (“BGI”), as a parent holding company, and Bessemer Trust Company, N.A. (“BTNA”), Bessemer Investment management LLC (“BIM”) and Old Westbury Real Return Fund (the “Old Westbury Fund”) beneficially own an aggregate of 2,194,200 shares of our common stock. The filing indicates that BTNA is wholly owned by BGI, BIM is a wholly owned subsidiary of BTNA and is the investment advisor to the Old Westbury Fund, BTNA is a trust company that manages accounts for the benefit of others and BIM is a registered investment advisor that furnishes investment advisory services to the Old Westbury Fund. The filing also indicates that the shares are held by the Old Westbury Fund and that BGI, BTNA, BIM and the Old Westbury Fund have shared voting and shared dispositive power with respect to the 2,194,200 shares. The address of BGI is 100 Woodbridge Center Drive, Woodbridge, NJ 07095-01980. The address of BTNA and BIM is 630 Fifth Avenue, New York, NY 10111. The address of Old Westbury Fund is 3435 Steltzer Road, Columbus, OH 43219.

(3)	With respect to the 2,000,000 shares owned by Castor Investment Company, Mr. Constantinos Tsaousoglou has sole voting and dispositive power. Castor Investment Company’s address is Trust Company Complex, Ajeltake Road, Ajeltake Island, Marshall Islands MH 96960

(4)	According to Amendment No. 3 to Schedule 13G filed with the SEC on February 10, 2010, Zesiger Capital Group LLC beneficially owns 1,919,250 shares of common stock and has sole voting power with respect to 1,539,000 such shares and sole dispositive power with respect to all such shares. The shares of common stock are owned of record by clients of Zesiger Capital Group LLC, an investment advisor.

(5)	According to a Schedule 13G filed on February 9, 2010, Royce & Associates, LLC beneficially owns, and has sole voting and dispositive power with respect to 1,137,339 shares of common stock. Royce & Associates, LLC’s address is 745 Fifth Avenue, New York, NY 10151.

(6)	According to Amendment No. 2 to a Schedule 13G filed with the SEC on July 27, 2009 jointly filed by Flawless Management Inc. and Harry N. Vafias, Harry N. Vafias beneficially owns 4,200,000 shares of common stock, which includes (i) 4,200,000 shares of common stock, 4,175,000 of which by virtue of the shares owned indirectly through Flawless Management Inc., and (ii) 25,000 restricted shares which are scheduled to vest on October 31, 2010. Harry N. Vafias has sole voting power and sole dispositive power with respect to all such shares.

(7)	Mr. Michael G. Jolliffe beneficially owns (i) 10,000 shares of common stock and (ii) 2,000 restricted shares which are scheduled to vest on October 31, 2010.

(8)	Mr. Lambros Babilis beneficially owns (i) 7,047 shares of common stock and (ii) 2,349 restricted shares which are scheduled to vest on March 18, 2011.

(9)	Mr. Markos Drakos beneficially owns (i) 6,666 shares of common stock and (ii) 1,334 restricted shares which are scheduled to vest on October 31, 2010.

(10)	Mr. Thanassis Martinos beneficially owns 400,000 shares of common stock by virtue of shares owned indirectly through Nike Investments Corporation, the beneficial owner being Mr. Thanassis Martinos, a former director of the Company. The address of Nike Investments Corporation is 80 Broad Street, Monrovia, Liberia. In addition, Mr. Thanassis G. Martinos beneficially owns 3,333 shares of common stock. Mr. Martinos resigned from our Board of Directors, effective April 22, 2010.

We effected a registered public offering of our common stock and our common stock began trading on the NASDAQ National Market in October 2005. Accordingly, certain of our principal stockholders acquired their shares of common stock either at or subsequent to this time. Our major stockholders have the same voting rights as our other stockholders. As of July 9, 2010, we had approximately 20 stockholders of record. Seven of the stockholders of record were located in the United States and held in the aggregate 16,454,876 shares of common stock representing approximately 78.0% of our outstanding shares of common stock. However, the seven United States stockholders of record include CEDEFAST, which, as nominee for The Depository Trust Company, is the record holder of 16,448,838 shares of common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States.

We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

On March 22, 2010 our Board of Directors approved a repurchase programme of the Company’s common stock of up to $15.0 million. There is no fixed time period for this repurchase programme. As at June 30, 2010, 1,205,229 common shares had been repurchased at an average price of $5.21 per share. The Company may discontinue this programme at any time.

PROPOSAL ONE — ELECTION OF DIRECTOR

Our Board currently consists of four directors. Under our Amended and Restated Articles of Incorporation, the directors are divided into three classes, one of which is elected each year, with each director elected holding office for a three-year term and until his respective successor is duly elected and qualified. We have determined that Michael G. Jolliffe and Markos Drakos are each independent, as neither of them have any relationship or have had any transaction with us which the Board believes would compromise their independence.

Mr. Jolliffe is the Chairman of the Board of our Board of Directors and a Class II director whose term expires this year. Mr. Jolliffe is standing for election as director at the 2010 Annual Meeting and, if elected, will serve a three-year term expiring at the annual meeting of our stockholders in 2013. Mr. Jolliffe has consented to be named herein and to serve if elected. We do not know of anything that would preclude this nominee from serving if elected. If a nominee becomes unable to stand for election as director at the 2010 Annual Meeting, an event not anticipated by the Board, the proxy may be voted for a substitute designated by the Board. The identity and a brief biography of the nominee for director and each continuing director is set forth below.

The Board recommends that stockholders vote FOR the election of the following nominee for director.

NOMINEE FOR ELECTION

Name	Age(1)	Positions	Director Since

Michael G. Jolliffe	60	Chairman of the Board, Class II Director — Term to Expire in 2010(2)	2004

DIRECTORS CONTINUING IN OFFICE

Name	Age(1)	Positions	Director Since

Lambros Babilis	42	Deputy Chairman of the Board, Class I Director — Term to Expire in 2011	2007
Harry N. Vafias	32	President, Chief Executive Officer and Class III Director — Term to Expire in 2012	2004
Markos Drakos	50	Class III Director — Term to Expire in 2012(2)	2006

(1)	As of July 9, 2010.

(2)	Member of the Audit Committee, Corporate Governance and Nominating Committee and Compensation Committee.

Nominee for Election

The Board of Directors has nominated the following individual to serve as director:

Class II Director

Michael G. Jolliffe
Chairman of the Board

Michael G. Jolliffe has been Chairman of our Board of Directors since 2004. He is a director of a number of companies in shipping, oil, property and other industries. He is Deputy Chairman of Tsakos Energy Navigation Limited, an oil and product carrier shipping company listed on the New York Stock Exchange. Mr. Jolliffe is also Chairman of the Wighams Group of Companies, which incorporates Wigham Richardson Shipbrokers Ltd, one of the oldest established shipbroking companies in the City of London, Harion Shipping Services Ltd, a shipbroker established in Greece, and Shipping Spares, Repairs Supplies Ltd, a company representing a number of shipyards and marine equipment manufacturers also based in Piraeus. He is also Joint President of Hanjin Eurobulk Ltd, a joint venture shipbroking company with Hanjin Shipping Co. Ltd of South Korea.

The following directors will continue in office:

Class I Director

Lambros Babilis
Deputy Chairman of the Board and Executive Director

Lambros Babilis has been Deputy Chairman of our Board of Directors and an Executive Director since 2007. Mr. Babilis has been the Technical Manager of Stealth Maritime Corporation since 2006 and has worked for the Vafias Group since 2000. From 1997 until 2000, Mr. Babilis worked in the Technical Department of Multi Trading Ship Management, a company specializing in chemical tankers. From 1993 until 1997, Mr. Babilis worked in a consulting or research capacity for various EEC Shipping related projects and worked as a consultant to shipping companies and as a representative of the Technical Chamber of Greece to the Joint Committee of Health and Safety of Ship Repair (Perama Zone). In addition, from 1996 until 1997, Mr. Babilis was involved in the construction of the Landing Ships at Eleusis Shipyards (Detachment of Hellenic Navy). From 1992 until 1993, Mr. Babilis worked for an international consortium, including PricewaterhouseCoopers and Port and Transport Consulting of Bremen, for the design of the Port Management Information System of Piraeus Port Authority. Mr. Babilis started his career in the Operations Department of Trade and Transport Inc. Mr. Babilis has been involved in the research center of Athens University of Economics and Business and in the Ocean Transportation Economics department at the National Technical University of Athens. From 1994 until 1996, Mr. Babilis was the General Secretary of the Hellenic Association of Naval Architects. Mr. Babilis graduated from the National Technical University of Athens, department of Naval Architecture and Marine Engineering, in 1990, and received an honorary scholarship from the Hellenic Scholarship foundation.

Class III Directors

Harry N. Vafias
President and Chief Executive Officer

Harry N. Vafias has been our President and Chief Executive Officer and a member of our Board of Directors since our inception in December 2004. Mr. Vafias has been actively involved in the tanker and gas shipping industry since 1999. Mr. Vafias worked at Seascope, a leading ship brokering firm specializing in sale and purchase of vessels and chartering of oil tankers. Mr. Vafias also worked at Braemar, a leading ship brokering firm, where he gained extensive experience in tanker and dry cargo chartering. Seascope and Braemar merged in 2001 to form Braemar Seascope Group plc, a public company quoted on the London Stock Exchange and one of the world’s largest ship brokering and shipping service groups. From 2000 until 2004, he worked at Brave Maritime and Stealth Maritime, companies providing comprehensive ship management services, where Mr. Vafias headed the operations and chartering departments of Stealth Maritime and served as manager for the sale and purchase departments of both Brave Maritime and Stealth Maritime. Mr. Vafias graduated from City University Business School in the City of London in 1999 with a B.A. in Management Science and from Metropolitan University in 2000 with a Masters degree in Shipping, Trade and Transport.

Markos Drakos
Director

Markos Drakos has been a member of our Board of Directors since 2006 and Chairman of our Audit Committee. In 1998, Mr. Drakos co-founded Touche Ross & Co., later renamed Deloitte & Touche, Nicosia and served as co-managing partner of the company’s Nicosia office in Cyprus until

2002. Following the December 2002 reorganization of Deloitte & Touche, Nicosia, Mr. Drakos founded Markos Drakos Consultants Group, a consulting company, which served as successor to the consulting, special services and international business division of Deloitte & Touche, Nicosia. From 2000 until 2003, Mr. Drakos also served as Vice Chairman of the Cyprus Telecommunications Authority, the leading telecommunications company in Cyprus. Mr. Drakos has also served as a member of the Offshore, Shipping & Foreign Investment Committee of the Institute of Certified Public Accountants of Cyprus. Mr. Drakos received a Bachelor of Science degree in Economics from the London School of Economics and is a Fellow of the Institute of Chartered Accountants in England and Wales and a member of the Institute of Certified Public Accountants of Cyprus.

CORPORATE OFFICERS OF THE COMPANY

Our corporate officers are appointed by the Board and serve at the discretion of the Board. Our current executive officers, their respective ages and positions are set forth below. The biographical summaries of Messrs. Vafias and Babilis appear above while Mr. Simmons’ biographical summary is set forth below.

Name	Age(1)	Positions

Harry N. Vafias	32	President and Chief Executive Officer
Lambros Babilis	42	Deputy Chairman of the Board and Executive Director
Andrew J. Simmons	55	Chief Financial Officer, Treasurer and Secretary

(1)	As of July 9, 2010.

The following is the Company’s officer who is not a director:

Andrew J. Simmons
Chief Financial Officer

Andrew J. Simmons, our Chief Financial Officer, joined us in June 2005. Mr. Simmons has over 35 years of experience in the banking industry, with particular expertise in shipping finance. From 2002 until June 2005, Mr. Simmons served as General Manager of Heath Lambert Middle East in Bahrain and subsequently as Director at Heath Lambert (UAE) LLC in the Marine and Project Finance Division where he was responsible for overseeing the identification and development of marine finance for clients within the Dubai and Gulf regions. Mr. Simmons served as the Managing Director of Talal Al Zawawi Enterprises, a conglomerate encompassing trading, business services and retail business units in Oman, from 2000 until 2002, where he was responsible for overseeing the day-to-day operational activities of the company. From 1973 until 2000, Mr. Simmons served as Director, Manager and Vice President at a number of banks including Bankers Trust Company, BHF Bank and Guiness Mahon & Co. Ltd., in the United Kingdom, Marine Midland Bank in New York, TAIB Bank EC in Bahrain and Mid-Med Bank PLC in Dubai and also served as International Treasurer for Saatchi & Saatchi Company PLC in London from 1986 to 1988.

CORPORATE GOVERNANCE

Our business is managed under the direction of the Board, in accordance with the Business Corporations Act of the Republic of The Marshall Islands and our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws. Members of the Board are kept informed of our business through: discussions with the President and Chief Executive Officer and other members of the Company’s management team; the review of materials provided to directors; and, participation in meetings of the Board and its committees.

Pursuant to an exception for foreign private issuers, we are not required to comply with the corporate governance practices followed by U.S. companies under the listing standards of the Nasdaq Stock Market. However, in order to provide adequate protection to our stockholders, we have voluntarily adopted all of the NASDAQ required practices. Due to the resignation of one of our independent directors on April 22, 2010, we are currently not in compliance with certain corporate governance standards and are relying on a Nasdaq exemption from such compliance available until October 19, 2010, prior to which time our Board of Directors expects to elect a new independent director and regain compliance with these corporate governance standards. Please see “Independence of Directors” below.

Documents Establishing Our Corporate Governance

The Board of Directors and the Company’s management engage in an ongoing review of our corporate governance practices in order to ensure full compliance with the applicable corporate governance rules of the U.S. Securities and Exchange Commission and the listing criteria of the Nasdaq Stock Market.

We have adopted a number of key documents that are the foundation of our corporate governance, including:

•	a Code of Business Conduct and Ethics;

•	a Corporate Governance Guidelines;

•	a Nominating and Corporate Governance Committee Charter;

•	a Compensation Committee Charter; and

•	an Audit Committee Charter.

Our Code of Business Conduct and Ethics is posted in the “Investor Relations” section of our website, and may be viewed at http://www.stealthgas.com. We will also provide a paper copy of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of Investor Relations, StealthGas Inc., 331 Kifissias Avenue, Erithrea 14561, Athens, Greece.

The Board has a commitment to sound and effective corporate governance practices. The Board’s Corporate Governance Guidelines address a number of important governance issues such as:

•	Selection and monitoring of the performance of our senior management;

•	Succession planning for our senior management;

•	Qualifications for membership on the Board;

•	Functioning of the Board, including the requirement for meetings of the independent directors; and

•	Standards and procedures for determining the independence of directors.

The Board believes that the Corporate Governance Guidelines and other governance documents meet current requirements and reflect a high standard of corporate governance.

Independence of Directors

The foundation for our corporate governance is the Board’s policy that a majority of the members of the Board should be independent. The Board has determined that Messrs. Drakos and Jolliffe do not have or have not had a material relationship with us either directly or indirectly during 2009 that would interfere with the exercise of their independent judgment as directors of the company. Thanassis J. Martinos was also determined to be independent by our Board and served as a member of our Board until his resignation on April 22, 2010. As a result of Mr. Martinos’ resignation, we only have two independent directors on our four person board and we no longer comply with NASDAQ and SEC audit committee requirements and NASDAQ Listing Rule 5605, which requires a listed company to have a majority of independent directors on the Board of Directors. We are relying on the 180-day cure period provided for in NASDAQ Listing Rule 5605(b)(1)(A), pursuant to which we have 180 days, or until October 19, 2010, to regain compliance. We expect to elect a new independent director and regain compliance with these corporate governance standards within this time period.

The Board made its determination of independence in accordance with its Corporate Governance Guidelines, which specifies standards and a process for evaluating director independence. The Corporate Governance Guidelines provide that a director cannot be independent until three years after the end of the following relationships or situations:

•	the director is employed by the Company or her/his immediate family member is an executive officer of the Company;

•	the director or her/his immediate family member who is an executive officer of the Company receives more than $120,000 in direct compensation from the Company (other than director and committee fees and pension or other forms of deferred compensation for prior service, provided such compensation is not contingent on continued service);

•	the director is employed by or affiliated with, or someone in the director’s immediate family is employed by or affiliated with, the Company’s present or former internal auditors or outside independent auditors;

•	the director or someone in her/his immediate family is employed as an executive officer with another entity where any of the Company’s then-current executives serves on that other entity’s compensation committee; or

•	the director is an executive officer or an employee, or someone in her/his immediate family is an executive officer, of another company that makes payments to or receives payments from the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of such other company’s consolidated gross revenues.

To promote open discussion among the independent directors, the Corporate Governance Guidelines require that non-employee directors meet at least once a year, without any management directors and any other members of the Company’s management present, to (1) evaluate the Chief Executive Officer, (2) review management succession planning and (3) consider any other matters they deem important.

Under the Corporate Governance Guidelines, directors are encouraged to limit the number of other boards (excluding non-profit boards and boards of the employer of such director and its affiliates) on which they serve. The Nominating and Corporate Governance Committee and the Chairman of the Board must approve any invitation received by a director to serve on another corporate, or in the case of employee directors, on a not-for-profit board of directors or with any government or advisory group.

Board of Directors

In accordance with the Company’s bylaws, the Board has specified that the number of directors will be set at five. The Board may change the number of directors by a vote of a majority of the entire Board. We currently have a vacancy on our Board as a result of the resignation of Thanassis J.

Martinos on April 22, 2010. At the 2010 Annual Meeting, the term of Mr. Jolliffe will expire. Each director is elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the Board created by death, resignation, removal (which may only be for cause), failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the Board.

During the fiscal year ended December 31, 2009, the full Board held five meetings. In addition to meetings, the Board and its committees reviewed and acted upon matters by unanimous written consent from time to time. Each director attended all of the meetings of the Board and meetings of committees of which the director was a member, except for Mr. Martinos who missed two meetings of the Board of Directors and two of each of the committee meetings during 2009. To promote open discussion among the independent directors, the independent directors met four times in 2009 in regularly scheduled executive sessions without participation of our management and will continue to do so in the remainder of 2010 and in 2011. Mr. Jolliffe served and will serve as the presiding director for purposes of these meetings. The Board has not adopted any specific policy with respect to the attendance of directors at annual meetings of stockholders. We have held four annual meetings of stockholders since we became public in October 2005, and at our annual meeting of stockholders in August 2009, all of our directors attended.

Committees of the Board

The Board of Directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee, each of which has a charter that may be viewed at http://www.stealthgas.com under “Investor Relations”. We will provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of Andrew J. Simmons, CFO, StealthGas Inc., 331 Kifissias Avenue, Erithrea 14561, Athens, Greece. The members of each committee are Markos Drakos and Michael G. Jolliffe, each of whom is an independent director. Thanassis J. Martinos was a member of each committee prior to his resignation from the Board on April 22, 2010. We are currently in the process of identifying a director to replace Mr. Martinos as a member of the Board and each of these committees.

Audit Committee

Mr. Drakos was appointed Chairman of the Audit Committee following his election to the Board in February 2006. The Audit Committee is governed by a written charter, which is reviewed and approved annually by the Board. As stated above, the Board has determined that the continuing members of the Audit Committee will meet the applicable independence requirements, and that all continuing members of the Audit Committee meet the requirement of being financially literate. The Audit Committee met four times during the year ended December 31, 2009. Each committee member attended all such meetings in 2009, except for Mr. Martinos who missed two Audit Committee meetings during 2009.

The Audit Committee is appointed by the Board and is responsible for, among other matters overseeing the:

•	integrity of the Company’s financial statements, including its system of internal controls;

•	Company’s compliance with legal and regulatory requirements;

•	independent auditor’s qualifications and independence;

•	performance of the Company’s independent audit function and independent auditors;

•	appointment of the Company’s external and internal auditors;

•	approval of all audit and non-audit services provided by the auditors; and

•	preparation of an audit committee report as required by the SEC to be included in the Company’s annual proxy statement.

The Board of Directors has determined that Mr. Drakos whose biographical details are included herein qualifies as an audit committee financial expert as defined under current SEC regulations and each of Messrs. Drakos and Joliffe is independent in accordance with the listing standards of the Nasdaq Stock Market.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is appointed by the Board and is responsible for, among other matters:

•	reviewing the Board structure, size and composition and making recommendations to the Board with regard to any adjustments that are deemed necessary;

•	identifying candidates for the approval of the Board to fill Board vacancies as and when they arise as well as developing plans for succession, in particular, of the chairman and executive officers;

•	overseeing the Board’s annual evaluation of its own performance and the performance of other Board committees; and

•	developing and recommending to the Board for adoption a set of Corporate Governance Guidelines applicable to the Company and to periodically review the same.

The Nominating and Corporate Governance Committee met four times during the year ended December 31, 2009. Each Committee member attended all such meetings in 2009, except for Thanassis Martinos who missed two Nominating and Corporate Governance Committee meetings during 2009.

Any stockholder or the Board may propose any person for election as a director. A stockholder who wishes to propose an individual for election as a director must provide written notice to our Secretary as described below under “Stockholder Communications with Directors.” Individuals proposed by stockholders in accordance with these procedures will receive the same consideration that individuals identified to the Nominating and Corporate Governance Committee through other means have.

The Nominating and Corporate Governance Committee evaluates candidates for election as directors by considering, among other things, (i) the candidate’s experience, education, expertise and skills, and how those attributes relate to our business; (ii) how those attributes of a given candidate would complement the other Board members; (iii) the candidate’s independence from conflict of interest with us; (iv) the candidate’s ability to devote appropriate time and effort in preparation for board meetings; (v) the candidate’s character, judgment and reputation, and current or past service in positions or affiliations; and (vi) in determining whether to recommend the nomination of an incumbent director for election, considerations as to whether the incumbent director has performed effectively in his or her most recent years of service and whether the director continues to substantially meet the criteria for selection as director.

The Nominating and Corporate Governance Committee evaluates qualified director candidates at regular or special Nominating and Corporate Governance Committee meetings against the current director qualification standards and reviews qualified director candidates with the Board and recommends one or more of such individuals for appointment to the Board.

Compensation Committee

The Compensation Committee is appointed by the Board and is responsible for, among other matters:

•	establishing and periodically reviewing the Company’s compensation programs;

•	reviewing the performance of directors, officers and employees of the Company who are eligible for awards and benefits under any plan or program and adjust compensation arrangements as appropriate based on performance;

•	reviewing and monitoring management development and succession plans and activities; and

•	reporting on compensation arrangements and incentive grants to the Board.

The Compensation Committee met four times during the year ended December 31, 2009. Each committee member attended all such meetings in 2009, except for Mr. Martinos who missed two Compensation Committee meetings during 2009.

The Compensation Committee determines the compensation of our executive officers based on the Compensation Committee’s evaluation of our company’s performance and the performance of the executive officer, information regarding competitive compensation and such other factors and circumstances as the Compensation Committee may deem relevant. See “Compensation Discussion and Analysis.” The Compensation Committee also recommends to the Board the compensation of members of the Board, including Board and committee retainer fees, equity-based compensation and other similar items as appropriate. Compensation Committee actions that have a material effect on the amount or timing of compensation or benefits to non-executive directors are in all cases subject to the approval or ratification of the Board, unless specific authority for the Compensation Committee to take such action has been delegated by the Board. Our executive officers do not have any role in determining or recommending the amount or form of executive officer or director compensation.

The Compensation Committee is authorized to retain any compensation consultants that it deems necessary in the performance of its duties and to approve the compensation consultant’s retention terms and fees. The Compensation Committee has not retained any compensation consultants to date.

Indemnification

Under the Business Corporations Act of the Republic of The Marshall Islands and our Amended and Restated Bylaws, every director or officer of our company will be indemnified out of our funds against all civil liabilities, losses, damages, charges or expenses (including but not limited to an amount paid to settle an action, satisfy a judgment, liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him or her as such director or officer while exercising his or her powers and discharging his or her duties. The indemnity extends to any person acting as a director or officer in the reasonable belief that he or she has been so appointed or elected, notwithstanding any defect in such appointment or election. The indemnity contained in our Amended and Restated Bylaws does not extend to any matter which would render it void pursuant to the Business Corporations Act of the Republic of The Marshall Islands.

Stockholder Communications with Directors

Any stockholder may propose that any matter, including the nomination of a person for election as a director, be included in the annual stockholder meeting, so long as the matter is properly brought before the meeting in compliance with the procedures set forth in our Amended and Restated Bylaws. Our Amended and Restated Bylaws provide that stockholder who wishes to propose an individual for election as director must provide written notice to the Secretary of our Company of the intention to propose the nominee and the nominee’s willingness to serve as director. Notice must be given not less than 90 days and not more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. In addition, each notice must set forth as to each individual whom a stockholder proposes to nominate for election as director, (i) the name of the person to be nominated, (ii) the number and class of all shares of stock of the Company owned by the person and (iii) any other information relating to such individual that is required to be disclosed under the rules of the SEC applicable to solicitations of proxies with respect to nominees for election as directors. These and other provisions in our Amended and Restated Bylaws as to the form and content of a stockholder’s notice may impede stockholders’ ability to bring matters before, or to make nominations for directors at, an annual meeting of stockholders. Individuals proposed as candidates for election as director by stockholders in accordance with these procedures will receive the same consideration that individuals identified to the Nominating and Corporate Governance Committee through other means have.

Stockholders who wish to send communications on any topic to the Board, the non-employee directors as a group, or to the presiding director of the executive sessions of the independent members of the Board, Mr. Jolliffe, may do so by writing to StealthGas Inc. at 331 Kifissias Avenue, Erithrea 14561 Athens, Greece.

Compensation

We did not pay any compensation to members of senior management or our directors in 2004. Beginning February 2006, the Chairman of our Board of Directors received annual fees of $70,000, plus reimbursement for his out-of-pocket expenses, while each of our other independent directors continued to receive fees of $35,000 per annum, plus reimbursement of their out-of-pocket expenses. Executive directors received no compensation for their services as directors. In addition, we reimbursed Stealth Maritime S.A. (“Stealth Maritime”) for its payment of the compensation to our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer and Internal Auditor. During the year ended December 31, 2009, such compensation was in the aggregate amount of €902,990 (US $1,267,981 based on the average exchange rate of €1.00: US $1.404 throughout 2009).

Our executive officers are also eligible to receive awards under our equity compensation plan. On August 14, 2007, we awarded 100,000 restricted shares to our Chief Executive Officer, of which 50,000 restricted shares vested on October 1, 2007, 25,000 restricted shares vested on October 1, 2008 and 25,000 restricted shares vested on October 1, 2009. On November 20, 2007, we awarded 100,000 restricted shares to our Chief Executive Officer, of which 50,000 vested on October 31, 2008 and 25,000 vested on October 31, 2009. The remaining 25,000 restricted shares are scheduled to vest on October 31, 2010. On March 18, 2008, we awarded 9,396 restricted shares to our Deputy Chairman and Executive Director, Mr. Lambros Babilis, of which 4,698 vested on March 18, 2009 and 2,349 vested on March 18, 2010. The remaining 2,349 restricted shares are scheduled to vest on March 18, 2011. The vesting of Mr. Babilis’s restricted shares is subject to Mr. Babilis continuing to perform services for the Company and its subsidiaries as of such date.

We did not grant any awards under our equity compensation plan to directors or officers of the Company during the year ended December 31, 2009. During the year ended December 31, 2009, we recognized stock-based compensation expenses of $0.6 million with respect to previously granted awards for officers and directors.

Compensation Discussion and Analysis

The Compensation Committee of the Board of Directors has the responsibility to review, discuss and recommend for approval management compensation arrangements. The Compensation Committee is comprised of directors who are independent under Nasdaq Stock Market rules, applicable SEC requirements and the Company’s requirements for independent directors. The members of the Compensation Committee are Michael Jolliffe, who serves as Chairman, and Markos Drakos. Thanassis Martinos was a member of the Compensation Committee until his resignation on April 22, 2010.

The policy of the Compensation Committee is to structure officers and the directors’ compensation arrangements so as to enable the Company to attract, motivate and retain high performance executives who are critical to our long-term success. The policy is designed to link compensation to how successfully our business plans are executed and meet a number of corporate, financial and operational goals. This design is intended to provide key management personnel with increased compensation when we do well and to provide less compensation when we do not.

Salary and Cash Bonus

Messrs. Vafias, Simmons and Babilis, serve as the Company’s President and Chief Executive Officer; the Company’s Chief Financial Officer and the Company’s executive director, respectively. Mr. Babilis was elected Deputy Chairman of the Board and executive director in November 2007. Such individuals are employees of the management company and, except for any awards of stock options, restricted stock or other equity awards that may be granted to such individuals, as discussed below are not directly compensated by the Company. The Company does, however, reimburse the management company for amounts paid as compensation to Messrs. Vafias, Simmons and Babilis.

We reimbursed Stealth Maritime for its payment of the compensation to our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer and Internal Auditor. During the year ended December 31, 2009, such compensation was in the aggregate amount of €902,990 (US $1,267,981, based on the average exchange rate of €1.00: US $1.404 in effect throughout the year ended December 31, 2009). During the year ended December 31, 2008, such compensation was in the aggregate amount of €878,857 (US $1,295,739, based on the average exchange rate of €1.00: US $1.474 in effect throughout the year ended December 31, 2008). During the year ended December 31, 2007, such compensation was in the aggregate amount of €1,415,923 (US $1,966,497 based on the average exchange rate of €1.00: US $1.3888 in effect throughout the year ended December 31, 2007).

Equity Awards

The Company’s directors and officers and employees of the management company are also eligible to receive compensation directly from the Company in the form of stock options, stock grants or other equity awards. Our equity compensation plan allows the plan administrator to grant awards of shares of our common stock or the right to receive or purchase shares of our common stock (including restricted stock, stock options and other awards) to our employees, directors or other persons providing significant services to us, including employees of our managers, or our subsidiaries. The aggregate number of shares of our common stock for which awards may be granted under our equity compensation plan cannot exceed 10% of the number of shares of our commons stock issued and outstanding at the time any award is granted.

No equity awards were granted in 2006. On August 14, 2007, we awarded 100,000 restricted shares to our Chief Executive Officer, of which 50,000 restricted shares vested on October 1, 2007, 25,000 restricted shares vested on October 1, 2008 and 25,000 restricted shares vested on October 1, 2009. On November 20, 2007, we awarded 100,000 restricted shares to our Chief Executive Officer, of which 50,000 vested on October 31, 2008 and 25,000 restricted shares vested on October 31, 2009. The remaining 25,000 restricted shares are scheduled to vest on October 31, 2010.

On August 14, 2007 and November 20, 2007, we also awarded restricted shares to our non-employee directors. On August 14, 2007, we awarded: (i) 6,000 restricted shares to Michael G. Joliffe, of which 2,000 restricted shares vested on October 1, 2007, 2,000 restricted shares vested on October 1, 2008 and 2,000 restricted shares vested on October 1, 2009; (ii) 2,000 restricted shares to Thanassis J. Martinos, of which 666 restricted shares vested on October 1, 2007, 667 restricted shares vested on October 1, 2008 and 667 restricted shares vested on October 1, 2009; and (iii) 4,000 restricted shares to Markos Drakos, of which 1,333 restricted shares vested on October 1, 2007, 1,333 restricted shares vested on October 1, 2008 and 1,334 restricted shares vested on October 1, 2009. On November 20, 2007, we awarded: (i) 6,000 restricted shares to Michael G. Joliffe, of which 2,000 restricted shares vested on October 31, 2008, 2,000 restricted shares vested on October 31, 2009 and 2,000 restricted shares are scheduled to vest on October 31, 2010; (ii) 2,000 restricted shares to Thanassis J. Martinos, of which 666 restricted shares vested on October 31, 2008, 666 restricted shares vested on October 31, 2009 and 667 restricted shares were forfeited due to Mr. Martinos resigning from the Board prior to the vesting date for such restricted shares; and (iii) 4,000 restricted shares to Markos Drakos, of which 1,333 restricted shares vested on October 31, 2008, 1,333 restricted shares vested on October 31, 2009 and 1,334 restricted shares are scheduled vest on October 31, 2010. On March 18, 2008, we awarded 9,396 restricted shares to our Deputy Chairman and Executive Director, Mr. Lambros Babilis, of which 4,698 vested on March 18, 2009 and 2,349 vested on March 18, 2010. The remaining 2,349 are scheduled vest on March 18, 2011.

We did not grant any awards under our equity compensation plan to directors or officers of the Company during the year ended December 31, 2009. During the year ended December 31, 2009, we recognized stock-based compensation expenses of $0.6 million with respect to previously granted awards for officers and directors.

The vesting of all of the restricted share awards is subject (i) in the case of Messrs. Vafias and Babilis, such individuals continuing to perform services for the Company and its subsidiaries as of such date, or (ii) in the case of Messrs. Jolliffe and Drakos, such individual remaining a member of our Board of Directors.

COMPENSATION COMMITTEE REPORT

We have reviewed and discussed the “Compensation Discussion and Analysis” set forth above with management and based on such review and discussion recommended its inclusion in this proxy statement.

Compensation Committee
Michael G. Jolliffe, Chairman
Markos Drakos

Compensation Committee Interlocks and Insider Participation

All of the members of the Compensation Committee are non-employee directors and are not former officers of our company. During 2009, none of our executive officers served as a member of the board of directors or on the compensation committee of a corporation where any of its executive officers served on our Compensation Committee or on our Board.

Related Party Transactions

It is our policy that transactions with related parties are entered into on terms no less favorable to us than would exist if these transactions were entered into with unrelated third parties on an arm’s length basis.

Management Affiliations

Harry Vafias, our president, Chief Executive Officer and one of our directors, is an officer, director and the sole stockholder of Flawless Management Inc., our largest stockholder. He is also the son of the principal and founder of Brave Maritime, an affiliate of Stealth Maritime, which is our management company.

Management and Other Fees

In the year ended December 31, 2009, we paid Stealth Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day on a monthly basis in advance, pro rated for the calendar days we own the vessels. We paid a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. As a consequence of the amendment to our Management Agreement with Stealth Maritime, effective January 1, 2007, the management fee is no longer adjusted quarterly as it was previously based on the United States dollar/Euro exchange rate published by Bloomberg LP two days prior to the end of the previous calendar quarter. Management fees for the years ended December 31, 2007, 2008 and 2009 were $4.1 million, $4.6 million and $5.2 million, respectively.

We are also obligated to pay Stealth Maritime a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime also earns a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. For the years ended December 31, 2007, 2008 and 2009, total brokerage commissions of 1.25% amounted to $1.1 million, $1.4 million and $1.4 million, respectively, and were included in voyage expenses. For the years ended December 31, 2007, 2008 and 2009, the amounts of $1.1 million, $1.3 million and $0.6 million, respectively, were capitalized to the cost of the vessels.

We also reimburse Stealth Maritime for its payment of the compensation to our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer and Internal Auditor. During the year ended December 31, 2009, such compensation was in the aggregate amount of €902,990 (US $1,267,981, based on the average exchange rate of €1.00: US $1.404 in effect throughout the year ended December 31, 2009). During the year ended December 31, 2008, such compensation was in the aggregate amount of €878,857 (US $1,295,739, based on the average exchange rate of €1.00:

US $1.474 in effect throughout the year ended December 31, 2008). During the year ended December 31, 2007, such compensation was in the aggregate amount of €1,415,923 (US $1,966,497 based on the average exchange rate of €1.00: US $1.3888 in effect throughout the year ended December 31, 2007).

In addition, as long as Stealth Maritime is our fleet manager, Stealth Maritime has granted us a right of first refusal to acquire any LPG carrier which Stealth Maritime may acquire in the future. Stealth Maritime has also agreed that it will not charter-in any LPG carrier without first offering the opportunity to charter-in such vessel to us. This right of first refusal does not prohibit Stealth Maritime from managing vessels owned by unaffiliated third parties in competition with us, nor does it cover product carriers or crude oil tankers. Additional vessels that we may acquire in the future may be managed by Stealth Maritime or other unaffiliated management companies.

The initial term of our management agreement with Stealth Maritime expired in June 2010 but has been extended, pursuant to its terms, on a year-to-year basis until six-months’ written notice is provided by either party prior to the expiration of the then-current term.

Deemed Dividend

Deemed dividends recorded in the year ended December 31, 2007 reduced additional paid in capital by $287,500. This represents the difference in the acquisition cost paid by us for the Gas Eternity, which was delivered to us in March 2006, compared to the price paid by the Vafias Group as part of the Vafias Group of LPG Carriers.

Office Space

We lease office space from the Vafias Group. The initial lease term was for three years beginning January 3, 2005 with an annual rate of €24,000. For the years ended December 31, 2005, 2006 and 2007, the total rent paid was €72,000, which amounted to $94,647 at the prevailing exchange rates over that period. This lease was renewed effective January 3, 2008 for two years at a rate of €32,000 per year. The total rent paid was €64,000, which amounted to $93,303 at the prevailing exchange rates over that period. This lease was renewed effective January 3, 2010 for two years at a rate of €42,000 per year.

Nike Investments Corporation

Pursuant to a letter agreement, dated August 2, 2006, with Nike Investments Corporation, which is beneficially owned by one of our then-directors, Thanassis J. Martinos, we sold 400,000 shares of our common stock in a transaction exempt from the registration requirements of the Securities Act. Under the registration rights provisions of the letter agreement for the sale of the 400,000 shares, as amended, we agreed to register the shares of our common stock held by Nike Investments Corporation and, in connection therewith, to indemnify Nike Investments Corporation and Nike Investments Corporation agreed to indemnify us against specified liabilities arising under the Securities Act. We agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the shares of common stock held by Nike Investments Corporation. We registered the 400,000 shares of our common stock held by Nike Investments Corporation under the Securities Act on the Registration Statement on Form F-3 which we filed with the SEC as described in a prospectus supplement covering the 400,000 shares filed with the SEC on November 12, 2007.

Brave Maritime Corp. Bridge Loan

On May 16, 2007, we entered into a 60-day unsecured bridge facility, the maturity of which we extended for an additional 60 days pursuant to our option to do so, with our affiliate Brave Maritime Corp. in the amount of $35.0 million with interest payable at a margin of 0.80% over three month LIBOR. The facility was utilized to fund a portion of the purchase price for the Chiltern, the Gas

Evoluzione and the Gas Renovatio. The Gas Renovatio was delivered to us on May 29, 2007, the Chiltern was delivered to us on June 28, 2007 and the Gas Evoluzione was delivered to us July 23, 2007.

On July 24, 2007, we repaid the full outstanding principal amount of $26.5 million under the unsecured bridge facility from Brave Maritime Corp; plus accrued interest of $144,418, utilizing a portion of the proceeds of our follow-on public offering completed in July 2007. The facility was subsequently cancelled.

Vessel Acquisitions

In July 2007 and August 2007, respectively, we acquired the Gas Kalogeros, a 5,000 cbm fully pressurized newbuilding LPG carrier delivered ex-shipyard to its previous owner in March 2007, and the Gas Sikousis, a 2006-built 3,500 cbm fully pressurized LPG carrier, from Dreamship Inc. and Stellar Management Limited, each an affiliate of ours, for an aggregate of $34.5 million.

On February 29, 2008, we entered into agreements to acquire the Gas Defiance, a 5,000 cbm fully pressurized newbuilding LPG carrier, the Gas Shuriken, a 5,000 cbm fully pressurized newbuilding LPG carrier, the Gas Astrid, a 3,500 cbm fully pressurized newbuilding LPG carrier, and the Gas Exelero, a 3,500 cbm fully pressurized newbuilding LPG carrier from Newgas Limited, Galactic Imports Limited, Lullaby Products Inc and Evolution Inc, respectively, each an affiliate of ours, for an aggregate of $81.92 million. The Gas Defiance, Gas Shuriken, Gas Astrid and Gas Exelero were delivered to us in August 2008, November 2008, April 2009 and June 2009, respectively.

On February 29, 2008, we entered into an agreement with Event Holdings Inc, an affiliate of ours, to acquire the Gas Natalie, a 3,213 cbm fully pressurized 1997-built LPG carrier for a consideration of $10.7 million, which was delivered to us on January 22, 2009, subject to a bareboat charter that was cancelled in September 2009 upon the exercise by the charterer of an option to terminate and payment to us of a cancellation fee in the amount of $336,000.

On June 4, 2010, we entered into a memorandum of agreement to acquire from an affiliated entity an under construction Aframax crude oil tanker named “Spike” (formerly “Hull No 1757”) which is scheduled to be delivered in the third quarter of 2010. The purchase price of this vessel is $56,500,000. As provided by the related memorandum of agreement, no advance payment will be given.

In all cases, the acquisition price for vessels described above was set at the average of the assessed value of the acquired vessels by two unaffiliated international sale and purchase brokers.

PROPOSAL TWO — RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

Appointment of Auditors

The Audit Committee of the Board, subject to the approval of our stockholders, has appointed the firm of Deloitte Hadjipavlou, Sofianos & Cambanis S.A., independent registered public accounting firm, as auditors of the Company for the year ending December 31, 2010. The Board recommends approval by our stockholders of the appointment of Deloitte Hadjipavlou, Sofianos & Cambanis S.A. as our auditors for the fiscal year ending December 31, 2010. Representatives of Deloitte Hadjipavlou, Sofianos & Cambanis S.A. are expected to be present at the 2010 Annual Meeting. They will have the opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions from stockholders. Deloitte Hadjipavlou, Sofianos & Cambanis S.A. has been our independent auditors since 2004 and, by virtue of their familiarity with our affairs and their qualifications, are considered qualified to perform this important function.

Principal Accounting Fees and Services

The following table shows the total fees paid or accrued by us for audit and other services provided by Deloitte Hadjipavlou, Sofianos & Cambanis S.A., independent registered public accounting firm, for the fiscal years ended December 31, 2009 and 2008 and breaks down these amounts by the category of service.

(In thousands of U.S. Dollars)	2009	2008

Audit fees	$713	$661
Further assurance/audit related fees	—	—
Tax fees	—	—
Other fees	—	—

Total	$713	$661

Audit fees

Audit fees paid to Deloitte Hadjipavlou, Sofianos & Cambanis S.A, which we refer to as Deloitte, in 2009 and 2008, respectively, were compensation for professional services rendered for the audits of the Company’s financial statements for the years ended December 31, 2009 and 2008 and review of the quarterly financial information for the first three quarters of 2009 and 2008 included in reports on Form 6-K furnished to the SEC by the Company.

Further Assurance /Audit Related Fees

Deloitte did not provide any services that would be classified in this category in 2009 and 2008

Tax Fees

Deloitte did not provide any tax services in 2009 and 2008.

Other Fees

Deloitte did not provide any other services that would be classified in this category in 2009 and 2008

Non-audit services

The Audit Committee of our Board of Directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees.

Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis.

Approval for other permitted non-audit services has to be sought on an ad hoc basis.

Where no Audit Committee meeting is scheduled within an appropriate time frame, the approval is sought from the Chairman of the Audit Committee subject to confirmation at the next meeting.

The Audit Committee and the Board of Directors recommend that the stockholders vote FOR the ratification of the appointment of Deloitte Hadjipavlou, Sofianos & Cambanis S.A. as our independent auditors for the fiscal year ending December 31, 2010.

OTHER MATTERS

Registered and Principal Executive Offices

Our registered address in the Republic of The Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Marshall Islands MH96960. Our principal executive offices are located at 331 Kifissias Avenue, Erithrea 14561 Athens, Greece and our telephone number at that address is + 30 210 625 0001. Our corporate website address is http://www.stealthgas.com.

Audit Committee Report

The Audit Committee reviews the Company’s financial reporting process on behalf of the Board. The Audit Committee has the sole authority to retain, and set compensation and retention terms for, terminate, oversee, and evaluate the work of the Company’s independent auditors. The independent auditors report directly to the Audit Committee. The Board has determined that each member of the Audit Committee is independent within the meaning of the Sarbanes-Oxley Act of 2002 and the current listing standards of the Nasdaq Stock Market.

The Company’s management is responsible for the Company’s financial reporting process including its system of internal controls, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States. Deloitte Hadjipavlou, Sofianos & Cambanis S.A. is responsible for expressing an opinion based upon their audits of the consolidated financial statements. Audit Committee is responsible for overseeing these processes. As part of this process the Audit Committee reviews the Company’s annual audited financial statements, quarterly financial statements and filings with the Securities and Exchange Commission. The Audit Committee also reviews reports on various matters, including: (1) critical accounting policies of the Company, (2) material written communications between the independent auditors and management, (3) the independent auditors’ internal quality-control procedures, (4) significant changes in the Company’s selection or application of accounting principles and, (5) the effect of regulatory and accounting initiatives on the financial statements of the Company. It is not the duty or the responsibility of the Audit Committee to conduct auditing and accounting reviews or procedures.

The Audit Committee has adopted policies and procedures for pre-approval of all audit and permissible non-audit engagements of the independent auditors and the related fees. Under the policy, prior to the engagement of the independent auditors for the next year’s audit, the Company’s management submits an aggregate of services expected to be rendered during that year for each audit and permissible non-audit engagement to the Audit Committee for approval. The fees are budgeted and the Audit Committee receives periodic reports from the Company’s management and the independent auditors on actual fees versus the budget by type of service. During the year, circumstances may arise when it may become necessary to engage the independent auditors for additional services not contemplated in the pre-approved budget. In those instances, the Audit Committee requires specific pre-approval before engaging the independent auditor.

The Audit Committee has met and held discussions with the Company’s management and representatives of Deloitte Hadjipavlou, Sofianos & Cambanis S.A. The Company’s management represented to the Audit Committee that the Company’s consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States, and the Audit Committee has reviewed and discussed the audited consolidated financial statements with the Company’s management and Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

The Audit Committee has also received from, and discussed with, Deloitte Hadjipavlou, Sofianos & Cambanis S.A. various communications that such independent auditor is required to provide to the Audit Committee, including the matters required to be discussed by Statement on Auditing Standard (SAS) 61 (Communication with Audit Committees), as amended (AICPA, Professional Standards, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

Deloitte Hadjipavlou, Sofianos & Cambanis S.A. also provided the Audit Committee with a formal written statement required by PCAOB Rule 3526 (Communications with Audit Committees Concerning Independence) describing all relationships between the independent auditor and the Company, including the disclosures required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor’s communications with the Audit Committee concerning independence. In addition, the Audit Committee discussed with the independent auditor its independence from the Company.

The Audit Committee reviewed the audit and non-audit fees paid to Deloitte Hadjipavlou, Sofianos & Cambanis S.A. and also considered whether non-audit services performed by Deloitte Hadjipavlou, Sofianos & Cambanis S.A., were compatible with maintaining the auditor’s independence.

In performing all of these functions, the Audit Committee acts only in an oversight capacity and necessarily relies on the work and assurances of the Company’s management and independent auditors, which, in their report, express an opinion on the conformity of the Company’s annual financial statements to accounting principles generally accepted in the United States.

Based upon the Audit Committee’s discussions with the Company’s management and Deloitte Hadjipavlou, Sofianos & Cambanis S.A. and the Audit Committee’s review of the representations of the Company’s management and the report of the independent accountants to the Audit Committee, the Audit Committee recommended that the Board include the audited consolidated financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 when filed with the SEC. The Audit Committee also approved, subject to stockholder ratification, the selection of Deloitte Hadjipavlou, Sofianos & Cambanis S.A. as the Company’s independent auditors.

Audit Committee
Markos Drakos, Chairman
Michael G. Jolliffe

Exchange Commission Reports

Copies of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, as filed with the SEC, are available to stockholders free of charge on the Company’s website at www.stealthgas.com under the heading “Investor Relations-SEC Filings” or at http://www.stealthgas.com/investitor-relations/sec.html?Itemid=110 or by writing to the attention of Andrew J. Simmons, CFO, StealthGas Inc. at 331 Kifissias Avenue, Erithrea 14561 Athens, Greece.

General

The enclosed proxy is solicited on behalf of the Company’s Board of Directors. Unless otherwise directed, proxies held by Harry N. Vafias, our President and Chief Executive Officer, or Andrew J. Simmons, our Chief Financial Officer, will be voted at the 2010 Annual Meeting or any adjournments or postponements thereof FOR the election of the nominee to the Board named on the proxy card and FOR the appointment of the independent auditors. If any matter other than those described in this

Proxy Statement properly comes before the 2010 Annual Meeting, or with respect to any adjournments or postponements thereof, the proxies will vote the shares of common stock represented by such proxies in accordance with their best judgment.

Please vote all of your shares. Beneficial stockholders sharing an address who are receiving multiple copies of the proxy materials and Annual Report to Stockholders should contact their broker, bank or other nominee to request that in the future only a single copy of each document be mailed to all stockholders at the shared address. In addition, if you are the beneficial owner, but not the record holder, of shares of common stock, your broker, bank or other nominee may deliver only one copy of the Proxy Statement and Annual Report to Stockholders to multiple stockholders who share an address unless that nominee has received contrary instructions from one or more of the stockholders. We will deliver promptly, upon written or oral request, a separate copy of the Proxy Statement and Annual Report to Stockholders to a stockholder at a shared address to which a single copy of the documents was delivered. Stockholders who wish to receive a separate copy of the Proxy Statement and Annual Report to Stockholders, now or in the future, should submit their request to us by telephone at + 30 210 625 0001 or by submitting a written request to StealthGas Inc. at 331 Kifissias Avenue, Erithrea 14561 Athens, Greece.